Exhibit 99.1

MY Signs Financing Framework Agreement

for Renewable Energy Projects with Reliance Power and China Development Bank

Zhongshan, China, November 26, 2012 – China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced that Guangdong Mingyang Wind Power Industry Group Limited (“Guangdong Mingyang”), a subsidiary of Ming Yang, has entered into a financing framework agreement (the “Framework Agreement”) with Reliance Power Limited (“Reliance Power”), the largest private sector power company in India, both in capacity under development as well as market capitalization, and China Development Bank Corporation (“CDB”), a government policy bank wholly owned by China’s central government, under which CDB is expected to act as the coordinating bank and lead potential lender for renewable energy projects in India to be jointly developed by Ming Yang and Reliance Power.

On July 2, 2012, Ming Yang announced that it has signed a Memorandum of Understanding (“MOU”) with Reliance Power to co-develop up to 2,500MW renewable energy projects in India within three years. Under the MOU, Ming Yang is expected to provide total engineering, procurement and construction solutions for the projects and Reliance Power is expected to play a supporting role in facilitating the projects in addition to providing local market support.

Under the Framework Agreement, being the coordinating bank and lead potential lender, CDB will act as the lead arranger to coordinate the provision of financing facilities to Reliance Power to support future renewable energy projects. The amount, terms and conditions of the financing facilities will be subject to the potential lenders’ respective internal approval procedures and further assessment of the projects.

“We are very pleased to work with Reliance Power and have CDB’s support for our renewable projects. This is a big step forward for all parties involved, aiming at facilitating the strategic cooperation in renewal energy development between China and India. India presents a strong growth potential for us, which is substantially reflected by Reliance Power’s project pipeline.” said Mr. Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang. “Together with the proposed financial support by CDB, Ming Yang’s strong expertise and innovative total solutions will be expected to help us expand more new business opportunities overseas.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Transactions contemplated in this press release also involve risks and uncertainties and are subject to changes and developments. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2011.

For further information, please visit the Company’s website: ir.mywind.com.cn.

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Beatrice Li

+86-760-2813-8898

ir@mywind.com.cn

http://ir.mywind.com.cn

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